UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	July 4, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Polymer Group, Inc.
Full Name of Registrant

Former Name if Applicable

9335 Harris Corners Parkway, Suite 300
Address of Principal Executive Office (Street and Number)

Charlotte, NC 28269
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Polymer Group, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009 (the “Form 10-Q”) primarily due to the additional time and effort necessary to finalize the Company’s accounting for income taxes, to ensure that the foreign currency effects of certain intercompany loans are properly accounted for and to reconcile intercompany balances.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert J. Kocourek	704	697-5100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following are significant changes in results of operations anticipated to be included in the Form 10-Q for the three- and six-month periods ended July 4, 2009 as compared with the corresponding periods for the prior fiscal year.

•      Underlying profitability from continuing operations for the first six months continued to show improvement over the prior year despite lower sales volumes, primarily in the industrial markets.  Gross profit for the first six months was $92.0 million, representing a gross profit margin of 22.1% compared to $85.8 million and 16.2%, respectively, for the first six months of 2008.  Year-to-date operating income from continuing operations was $34.3 million compared to $25.8 million the prior year.  Second quarter profitability was relatively stable compared to the prior year with gross profit and operating income of $42.6 million and $14.2 million, respectively compared to gross profit and operating income of $43.9 million and $13.6 million, respectively, for the second quarter of 2008;

•      Net sales from continuing operations for the first six months were $416.0 million compared to $528.3 million for the same period the prior year.  Sales for the second quarter of 2009 were $206.0 million compared to $270.7 million in the second quarter of 2008.  The reduction in sales was due primarily to a reduction in industrial sales volumes and lower selling prices reflecting lower raw material costs combined with changes in foreign currency exchange rates;

•      Cash flows from operations for the first six months of 2009 of approximately $60 million increased significantly over cash flows generated during the first six months of 2008, resulting in a significant reduction in net debt over the last six months;

•      The Company began commercial production on its state-of-the-art spunmelt line in San Luis Potosi, Mexico during the quarter.

During the quarter, the Company concluded that it was probable within a twelve month time period that it would sell the operations associated with its FabPro Oriented Polymers, LLC (“FabPro”) subsidiary.  However, at this time, no definitive agreement has been entered into associated with FabPro.  In accordance with requirements of SFAS No. 144 “Accounting for Impairment and Disposal of Long-Lived Assets”, the FabPro business has been classified as held for sale.  FabPro income was $2.0 million for the second quarter of 2009 compared to $0.8 million for the second quarter of 2008.  For the first six months of 2009, FabPro income was $4.2 million compared to $0.7 million for the same period the prior year.

Net sales were $206.0 million for the three months ended July 4, 2009, a decrease of $64.7 million from the comparable period of fiscal 2008 net sales of $270.7 million. The decline in sales was primarily driven by lower volumes in the industrial segment as a result of the recessionary environment, and by lower overall selling prices to reflect lower raw material costs.  Global hygiene and medical spunmelt volumes remained relatively stable and supported solid results in the U.S., Latin America and Asia.   Additionally, foreign currency translation rates impacted sales by approximately $12.6 million as most currencies weakened against the U.S. dollar.  The declines were offset somewhat by improvements in sales product mix, primarily in Asia, reflecting an increase in medical product volumes.   Similar overall trends drove net sales for the first six months of 2009 of $416.0 million compared to $528.3 million for the first six months of 2008.

Gross profit for the second quarter of 2009 of $42.6 million was relatively flat compared to the second quarter of 2008 gross profit of $43.9 million.  As a percent of sales, the gross profit margin for the second quarter was 20.7% compared to 16.2% for the same period the prior year, reflecting an improved spread of sales prices to raw materials that offset lower sales volumes.  Raw material costs during the quarter were reduced by $30.9 million while the combination of price and mix changes declined only $19.2 million.  For the year-to-date period, gross profit was $92.0 million, representing a gross margin of 22.1%, compared to $85.8 million and 16.2% for the first six months of 2008.  The improvement in gross profit and, more significantly, gross profit margin, for the first six months was primarily due to significant reductions in raw material costs experienced during the fourth quarter of 2008 that remained at low levels during the first quarter of 2009.  Generally, the Company’s sales prices lag changes in raw material cost changes by approximately one quarter.  As raw material costs began to increase during the first quarter and continued to increase into the second quarter, gross profit was impacted but continued to be at higher levels than the prior year period.

Operating income for the second quarter of 2009 was $14.2 million compared to $13.6 million in the second quarter of 2008.  Selling, general and administrative (SG&A) expenses decreased $3.7 million, from $29.5 million in 2008 to $25.8 million in 2009, due primarily to the movement of foreign currencies versus the U.S. dollar and lower overall costs in the U.S. and Europe.  Included in operating income were special charges of $5.2 million in the second quarter of 2009 primarily associated with plant consolidation and cost reduction activities the U.S. and Europe.  Special charges amounted to $1.4 million in the second quarter of 2008.  For the first six months of 2009, operating income was $34.3 million compared to $25.8 million for the first six months of 2008.  The improvement in operating income was driven by the combination of the above factors with lower SG&A expenses of $6.5 million, offset somewhat by higher special charges of $8.1 million compared to $2.8 million for the first six months of 2008.  Depreciation and amortization expense included in operating income for the second quarter and six-month period ended July 4, 2009 was $12.1 million and $24.0 million, respectively compared to $12.2 million and $24.5 million, respectively for the second quarter and six-month periods in 2008.

Interest expense for the quarter was $6.8 million compared to $7.9 million for the second quarter of 2008.  Year-to-date interest expense was $14.5 million compared to $16.7 million for the first six months of 2008.  The lower costs were due primarily to lower overall debt balances combined with lower effective interest rates on floating rate debt balances.

The preliminary summary results above are subject to final validation of reconciling activities associated with intercompany balances and foreign currency transactions and income tax accounting.  Currently, the Company does not expect to file the Form 10-Q for the period ended July 4, 2009 within the extension time allowed under the filing requirements due to the complex nature of the Company’s intercompany structure and the activities required to reconcile the outstanding issues.

Polymer Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2009	By	/s/ Robert J. Kocourek
Robert J. Kocourek
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).